Exhibit 4.8

CERTIFICATE OF TRUST

OF

BEE FINANCING TRUST I

THIS Certificate of Trust of BEE Financing Trust I (the “Trust”) is being duly executed and filed by Wilmington Trust Company, as trustee, to form a statutory trust under the Delaware Statutory Trust Act (12 Del. C. §3801 et seq.)(the “Act”).

1. Name. The name of the statutory trust formed hereby is BEE Financing Trust I.

2. Delaware Trustee. The name and business address of the trustee of the Trust in the State of Delaware is Wilmington Trust Company, Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890, Attention: Corporate Trust Administration.

3. Effective Date. This Certificate of Trust shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate in accordance with Section 3811(a) of the Act.

Wilmington Trust Company, as Trustee

By:	/s/ Michele C. Harra
	Name:	Michele C. Harra
	Title:	Financial Services Officer